June 7, 2004
To All Shareholders:
                                                             President Fujio Cho
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

     Notice of Convocation of FY2004 Ordinary General Shareholders' Meeting
      (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

Please refer to the following for information about the upcoming FY2004 Ordinary General Shareholders' Meeting. We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, it would be appreciated if you could find the time from your busy schedule to vote "yes" or "no" on the enclosed ballot form, sign the form, and return it to us after reviewing the enclosed documents no later than Tuesday, June 22, 2004. Thank you very much for your cooperation.


1. Date and time:   10:00 a.m., Wednesday, June 23, 2004

2. Venue:           Toyota Head Office, 1, Toyota-cho, Toyota City,
                    Aichi Prefecture

3. Meeting Agenda
     Report:
               Reports on business review, unconsolidated balance sheet and statement of income for the FY2004 term (April 1, 2003 through March 31, 2004)
     Resolutions:
     [Resolutions 1 to 6 Proposed by the Company]
        Proposed Resolution 1:  Approval of Proposed Appropriation of Retained
                                Earnings for the FY2004 Term

        Proposed Resolution 2:  Amendment of the Articles of Incorporation
                                A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on page 29 to follow.

        Proposed Resolution 3:  Election of 27 Directors

        Proposed Resolution 4:  Issue of Stock Acquisition Rights without
                                Consideration to Directors, Managing Officers and Employees, etc., of Toyota Motor Corporation and its Affiliates
                                A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on pages 36 - 38 to follow.

        Proposed Resolution 5:  Repurchase of Shares
                                A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on page 39 to follow.

        Proposed Resolution 6:  Award of Bonus Payments to Mr. Iwao Isomura
                                (deceased), Former Representative Director and Vice Chairman, and to Retiring Directors

     [Resolutions 7 to 9 Proposed by Shareholders]
        Proposed Resolution 7:  Proposed Appropriation of Retained Earnings
                                A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on page 40 to follow.

        Proposed Resolution 8:  Amendment of the Articles of Incorporation
                                (Part 1)
                                A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on page 41 to follow.

        Proposed Resolution 9:  Amendment of the Articles of Incorporation
                                (Part 2)
                                A summary of this resolution appears among the "Reference Documents Pertaining to Exercise of Voting Rights," on page 42 to follow.


Note: If you attend the meeting in person, please submit the enclosed voting ballot to the reception desk as your admission pass.

(Attachment)

                                 Business Review
        (Fiscal Year under review: April 1, 2003 through March 31, 2004)

1. Outlook on Operation

(1) Progress and Achievement in Operation

Taking a broad look at the economic environment for the fiscal year ended March 2004, the domestic economy began to show signs of recovery, including increase in consumer spendings as well as capital expenditures and exports. Overseas, despite the impact from the outbreak of the war in Iraq and SARS, economies, particularly in the United States of America, are undergoing a moderate recovery.

Given this kind of economic environment, Toyota Motor Corporation ("TMC") has been making an effort to develop attractive products in order to satisfy its customers worldwide.

During FY2004, Toyota introduced the new SIENTA, a seven-passenger compact minivan and conducted complete redesigns of the Raum, a next-generation vehicle that incorporates universal design, and the Crown, Toyota's traditional brand that leads the Japanese luxury class segment. In addition, we completely updated the Hybrid Synergy Drive concept that promotes both ecology and power aspects in the Prius, which Toyota launched in 1997 as the world's first mass-produced hybrid passenger car.

Domestic vehicle sales increased by 41 thousand units (or 2.4%) to 1,765 thousand units in FY2004 compared with FY2003 as a result of the active introduction of new products that met customer needs and strong sales efforts of domestic dealers. The domestic market share, excluding mini-vehicles, rose by 0.6% to 42.9% in FY2004 compared with FY2003. Meanwhile, vehicle exports increased by 25 thousand units (or 1.3%) to 1,860 thousand units.

With respect to TMC's overseas activities, in North America, new plant construction is proceeding well in Mexico and Texas, and Toyota Motor Manufacturing Canada Inc. has started production of Lexus brand vehicles. In China, joint local production of the VIOS began with China FAW Group Corporation, followed by the Corolla, etc. In addition, FAW Toyota Motor Sales Co., Ltd. was established to strengthen sales and service structures and to enhance brand image. Toyota is also expanding its business in China through the establishment of Guangqi Toyota Engine Ltd., a production base created as a joint venture with Guangzhou Automobile Group Co., Ltd. Through such active business operations, TMC's overseas production output during FY2004 reached a record high of 2,739 thousand units, increasing by 524 thousand units (or 23.6%), compared with FY2003.

As a result of this global development of business, the total number of Toyota vehicles sold worldwide reached a record high of 6,270 thousand, with an increase of 632 thousand units, or 11.2%, compared to the previous fiscal year, making this the first year that Toyota has exceeded the 6 million mark as the "year of steady growth." Sales in North America were 2,132 thousand units, exceeding 2 million vehicles for the first time, and sales in Europe reached 903 thousand units which achieved our original plan ahead of schedule, thanks to strong sales of the locally-produced Avensis, Corolla and Yaris.

In order to respond comprehensively to the diversified automobile needs of customer, TMC is actively developing businesses in such field as information and telecommunications and financial services. In the information and telecommunications area, we have increased the number of models compatible with the G-BOOK vehicle information network service and have enhanced services. With regard to financial services, we have expanded business globally as a stable source of revenues for the automobile business by expanding the number of countries with bases of operations to 27 and preparing for the establishment of a sales finance company in China. In the housing business, Toyota Housing Corporation, our housing sales company, began operations and is developing the structures to plan and provide products that meet customers' needs in a timely manner.

Alongside such business efforts, TMC considers environmental protection as one of the continuing top priorities in management issues. We are developing new systems with hybrid technology in particular positioned as a "core technology of the 21st century." In the future, we will increase the range of vehicles equipped with Toyota Hybrid System (THS II), adopted by the new Prius, and will work to promote the widespread use of hybrid vehicles. In addition, we have developed the Toyota FCHV, a fuel cell vehicle that can be referred to as the ultimate eco-car, and are conducting limited marketing in Japan and the U.S. to work towards practical application of such vehicles. Based on our strong conviction that "without environmental initiatives, the automobile has no future," we will engage in development of a broad range of environmental technologies.

Due to TMC's efforts to improve overall management efficiency and reduce costs, in addition to strong sales initiatives, net sales have increased to 8,963.7 billion yen, by 224.4 billion yen (or 2.6%), and ordinary income increased to
915.7 billion yen, by 23.1 billion yen (or 2.6%) compared to FY 2003. In addition, net income in FY2004 decreased to 581.4 billion yen, by 52.6 billion yen (or 8.3%) compared to FY2003.

[Breakdown of Unconsolidated Net Sales]

                                                                                     Unit: million yen
------------------------------===================-----------------------------------------------------
                                     FY2004             FY2003
                              (April 2003 through (April 2002 through        Increase (Decrease)
                                  March 2004)         March 2003)
                                                                                         [Percent of
                                                                                          changes]
------------------------------------------------------------------------------------------------------

                      Domestic     3,103,190           2,966,471           136,719          [4.6]
                    ----------------------------------------------------------------------------------

     Vehicles          Export      3,925,151           3,856,434            68,717          [1.8]
                    ----------------------------------------------------------------------------------

                       Total       7,028,341           6,822,905           205,436          [3.0]
------------------------------------------------------------------------------------------------------
Parts & components
   for overseas        Export        828,088             863,148          (35,060)         [-4.1]
    production
------------------------------------------------------------------------------------------------------

                      Domestic       340,440             318,995            21,445          [6.7]
                    ----------------------------------------------------------------------------------

       Parts           Export        198,294             198,937             (643)         [-0.3]
                    ----------------------------------------------------------------------------------

                       Total         538,734             517,933            20,801          [4.0]
------------------------------------------------------------------------------------------------------

                      Domestic       149,511             153,015           (3,504)         [-2.3]
                    ----------------------------------------------------------------------------------

      Others           Export        419,035             382,308            36,727          [9.6]
                    ----------------------------------------------------------------------------------

                       Total         568,547             535,323            33,224          [6.2]
------------------------------------------------------------------------------------------------------

                      Domestic     3,593,141           3,438,482           154,659          [4.5]
                    ----------------------------------------------------------------------------------

    Grand total        Export      5,370,570           5,300,828            69,742          [1.3]
                    ----------------------------------------------------------------------------------

                       Total       8,963,712           8,739,310           224,402          [2.6]
------------------------------===================-----------------------------------------------------


While company-wide efforts were made to improve capital investment efficiency, investments were made to respond to social demands, such as those related to the environmental protection, in developing new technologies and new products, and renewing production equipment. As a result, capital investments for FY2004 amounted to 266.4 billion yen.

(2) Trends in Unconsolidated Income and Assets

                                                                 Unit: million yen otherwise noted
    ----------------------------------------------------------------------------------------------
                                 FY2001           FY2002           FY2003           FY2004
                              (April 2000      (April 2001      (April 2002      (April 2003
                                 through          through          through          through
                               March 2001)      March 2002)      March 2003)      March 2004)
    ----------------------------------------------------------------------------------------------
     Net sales                  7,903,580        8,284,968        8,739,310        8,963,712
    ----------------------------------------------------------------------------------------------
     Ordinary income              621,760          768,920          892,676          915,728
    ----------------------------------------------------------------------------------------------
     Net income                   333,516          470,239          634,059          581,470
    ----------------------------------------------------------------------------------------------
     Net income per share           90.50           130.40           178.12           171.08
                     (yen)
    ----------------------------------------------------------------------------------------------
     Net assets                 5,666,247        5,662,158        5,703,321        5,984,675
    ----------------------------------------------------------------------------------------------
     Total assets               8,293,450        8,467,930        8,592,823        8,817,164
    ----------------------------------------------------------------------------------------------

    Notes:
    1. Effective from FY2003, TMC adopted "Accounting Standards for Earnings Per Share" and calculates "Net income per share." As a result of the adoption, "Net income per share" decreased by 5.57 yen per share compared to the previous calculation. Up to FY2002, "Net income per share" was calculated based on the number of shares issued at the fiscal year-end (for FY2002, the total number of shares excluding treasury stock).
    2. As for FY2003, TMC accounted for 162,457 million yen as "Gains on return of the substitutional portion of employee pension fund" in "Extraordinary gains." As a result, "Net income" increased by 95,395 million yen.
    3. As for FY2004, TMC accounted for 23,231 million yen as "Losses on returned assets of substitutional portion of employee pension fund" in "Extraordinary losses." As a result, "Net income" decreased by 13,957 million yen.

(3) Issues for TMC

Our outlook on the global economy is generally bullish, but there is still some uncertainly concerning the prospects for the economy in the U.S. The Japanese economy is also showing signs of recovery, but deflationary pressures have not entirely been lifted and there are concerns that the recent appreciation of the yen may put a damper on the recovery. In the automobile industry, we are facing intense development competition to secure leadership in next-generation technology areas such as responses to energy issues and environmental regulation. We have truly entered a period of intense global competition that will put our very existence at risk.

The entire group will work together to address the following issues in order to come out on top of this fierce competition and for our continuous growth in the future.

An immediate issue is the steady implementation of priority domestic and overseas projects. In Japan, we are promoting product deployment suitable for the identity of each sales channel and reinforcing domestic sales networks including dealers through the creation of the new Netz dealers and the introduction of the Lexus brand. Overseas, we are putting our full efforts into the efficient launch of the IMV Project, for manufacturing facilities mainly in the ASEAN region to mutually complement one another in the manufacture of key parts, for the production of pickup trucks and multi-purpose vehicles, and the joint-venture project with Peugeot Citroen Automobiles SA in the Czech Republic. Various auto manufacturers are rapidly expanding business in China, which is exhibiting amazing growth, and TMC is building strong relationships with its local business partners and is developing the firm foundations for all aspects of business from development to procurement, production and sales.

Medium- to long-term issues include, first, reinforcing our development of environmental technologies and developing and supplying products that anticipate customer needs. Next, in the pursuit of compatibility between growth and efficiency, is the maintenance of the world's highest levels of quality, and reinforcement of cost competitiveness as well as the efficient utilization of group resources to create globally balanced business systems. Last, based on the idea that the source of corporate competitiveness is in human development, we are promoting the development of human resources that can pass on Toyota's technologies and skills and that have shared values concerning manufacturing.

By addressing these issues, we will seek increases in shareholder value and work to become a company that can successfully compete on a global scale and continue to grow in the 21st century as well as a global company that contributes to the development of a prosperous society and is trusted worldwide.

In addition, we reaffirm our commitment to corporate ethics starting with strict compliance with the law and will fulfill our corporate social responsibility in areas including safety, quality, and the environment in the pursuit, with sincerity and humility, of growth that is in harmony with society.

We thank our shareholders for their continuing support.

2. Company Outline (as of March 31, 2004)

(1)  Main Business

           Business                          Main products
     ---------------------------------------------------------------------------
               Passenger      Century, Celsior, Crown, Aristo, Brevis,
               car            Progres, Windom, Mark II, Verossa, Camry,
                              Premio, Allion, Altezza, Avensis, Prius,
                              Corolla, Platz, Soarer, Celica, MR-S, Opa,
                              Allex, Raum, FunCargo, bB, WiLL CYPHA, ist,
                              Vitz, Duet, Caldina, Succeed Wagon, WiLL VS,
                              Probox Wagon, Estima, Estima Hybrid, Gaia,
                              Ipsum, WISH, SIENTA, Alphard, Alphard Hybrid,
                              Hiace Wagon, Noah, Voxy, Land Cruiser Wagon,
     Auto-                    Hilux Surf, Harrier, Kluger, RAV4, VOLTZ,
     mobile                   Cami, Volkswagen vehicles, etc.
            --------------------------------------------------------------------
               Truck and      Succeed Van, Probox Van, Hiace, Regiusace
               bus            Van, Dyna, Toyoace, Townace, Liteace, Land
                              Cruiser, Hilux, Coaster, etc.
            --------------------------------------------------------------------
               Parts &        Various units and parts for overseas production
               components
               for overseas
               production
            --------------------------------------------------------------------
               Parts          Various maintenance parts for both domestic and
                              overseas use
     ---------------------------------------------------------------------------
                              Espacio GX, Espacio GR, Espacio EF Urban
                              Wind, Espacio EF, Espacio EF Tradage, Since
               Housing        AIII, Since BIII, Since AII, Since Raison,
                              Since Oak 21, Since Oak 21-W, Since Smart
                              Stage-f, Since Smart Stage-L, Since Smart
                              Stage, Vie a, Vie a mia casa, Vie a Tradage
     ---------------------------------------------------------------------------



(2) Main Sites and Plants

    Head Office:         1, Toyota-cho, Toyota City, Aichi Prefecture
    Tokyo Head Office:   1-4-18, Koraku, Bunkyo-ku Tokyo

    -----------------------------------------------------------------------------------------------------
            Name                      Location                  Name                    Location
    -----------------------------------------------------------------------------------------------------
    Nagoya Office                  Aichi Prefecture     Tokyo Design Research &      Tokyo
                                                        Laboratory
    -----------------------------------------------------------------------------------------------------
    Osaka Office                   Osaka Prefecture     Nisshin Training Center      Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Honsha Plant                   Aichi Prefecture     Nagoya Wharf Center          Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Motomachi Plant                Aichi Prefecture     Tobishima Center             Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Kamigo Plant                   Aichi Prefecture     Tokai Center                 Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Takaoka Plant                  Aichi Prefecture     Haruhi Parts Center          Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Miyoshi Plant                  Aichi Prefecture     Inazawa Parts Center         Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Tsutsumi Plant                 Aichi Prefecture     Oguchi Parts Center          Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Myochi Plant                   Aichi Prefecture     Kamigo Logistics Center      Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Shimoyama Plant                Aichi Prefecture     Tobishima Logistics Center   Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Kinuura Plant                  Aichi Prefecture     Kasugai Housing Works        Aichi Prefecture
    -----------------------------------------------------------------------------------------------------
    Tahara Plant                   Aichi Prefecture     Tochigi Housing Works        Tochigi Prefecture
    -----------------------------------------------------------------------------------------------------
    Teiho Plant                    Aichi Prefecture     Yamanashi Housing Works      Yamanashi Prefecture
    -----------------------------------------------------------------------------------------------------
    Hirose Plant                   Aichi Prefecture     Taiwan Office                Taipei, Taiwan
    -----------------------------------------------------------------------------------------------------
    Higashi-Fuji Technical Center  Shizuoka Prefecture  China Office                 Beijing, China
    -----------------------------------------------------------------------------------------------------
    Shibetsu Proving Ground        Hokkaido
    -----------------------------------------------------------------------------------------------------

(3) Status of shares

1. Total number of shares authorized                        9,740,185,400 shares

2. Total number of shares issued                            3,609,997,492 shares

3. Number of shareholders                                                339,549

4. Major Shareholders (top 10)

                                                           (unit: thousands of shares otherwise noted)
    --------------------------------------------------------------------------------------------------
                       Name                 Number of Toyota  Voting rights   Toyota's     Toyota's
                                              shares held       ratio (%)       share    voting rights
                                                                              holdings     ratio (%)
    --------------------------------------------------------------------------------------------------
             The Master Trust Bank of           282,670           8.60            -             -
                    Japan, Ltd.
    --------------------------------------------------------------------------------------------------
           Japan Trustee Services Bank,         273,159           8.31            -             -
                       Ltd.
    --------------------------------------------------------------------------------------------------
           Toyota Industries Corporation        196,725           5.99         76,600         24.38
    --------------------------------------------------------------------------------------------------
             Nippon Life Insurance Co.          134,438           4.09            -             -
    --------------------------------------------------------------------------------------------------
             Trust & Custody Services           105,248           3.20            -             -
                    Bank, Ltd.
    --------------------------------------------------------------------------------------------------
                Shinsei Bank, Ltd.              100,506           3.06            -             -
    --------------------------------------------------------------------------------------------------
                   UFJ Bank Ltd.                 80,000           2.43            -             -
    --------------------------------------------------------------------------------------------------
             Mitsui Sumitomo Insurance           75,166           2.29         15,410         1.07
                     Co., Ltd.
    --------------------------------------------------------------------------------------------------
           Sumitomo Mitsui Banking Corp.         73,699           2.24            -             -
    --------------------------------------------------------------------------------------------------
             The Tokio Marine and Fire           70,464           2.14            -             -
                Insurance Co., Ltd.
    --------------------------------------------------------------------------------------------------

    Notes:
    1.   In addition to the above, TMC owns 279,527 thousand treasury stocks.
    2. The percentage of voting rights is calculated based on the total number of shares with voting rights at the end of the fiscal year.
    3. TMC owns 137 thousand shares, for 2.71% of voting rights, in UFJ Holdings, Inc., a holding company of UFJ Bank Ltd.
    4. TMC owns 53 thousand shares, for 0.94% of voting rights, in Sumitomo Mitsui Financial Group, Inc., a holding company of
         Sumitomo Mitsui Banking Corp.
    5. TMC owns 6 thousand shares, for 0.35% of voting rights, in Millea Holdings, Inc., a holding company of The Tokio Marine and Fire Insurance Co., Ltd.

(4) Repurchase, disposal and holding of shares

1. Shares repurchased

--------------------------------------------------------------------------------
Common shares                                                 121,147,328 shares
--------------------------------------------------------------------------------
Total value of shares repurchased                            399,093,744,280 yen
--------------------------------------------------------------------------------

2. Disposed Shares
Not applicable.

3. Shares for which retirement procedures were implemented
Not applicable.

4. Shares held at the end of the fiscal year
--------------------------------------------------------------------------------
Common shares                                                 279,527,175 shares
--------------------------------------------------------------------------------

(5) Status of Employees

------------------------------------------------------------------------------------------------
 Number of employees (changes from end of prior FY)     Average age    Average length of service
------------------------------------------------------------------------------------------------
                   74,789 (+ 3,155)                        36.9                15.4 years
------------------------------------------------------------------------------------------------

(6) Main Subsidiaries and Others

1. Status of main subsidiaries

----------------------------------------------------------------------------------------------------------------
                 Company Name                    Capital/             Voting           Main Business
                                               subscription        rights ratio
----------------------------------------------------------------------------------------------------------------
                                                    million yen           %
Tokyo Toyota Motor Co., Ltd.                              7,537        100.00*  Sales of automobiles
Tokyo Toyo-pet Motor Sales Co., Ltd.                      7,822        100.00*  Sales of automobiles
Osaka Toyopet Co., Ltd.                                   4,025        100.00   Sales of automobiles
Toyota Tokyo Corolla Co., Ltd.                            7,179        100.00*  Sales of automobiles
Hino Motors, Ltd.                                        72,717         50.46*  Manufacture and sales of
                                                                                automobiles
Toyota Motor Kyushu, Inc.                                45,000        100.00   Manufacture and sales of
                                                                                automobile bodies
Daihatsu Motor Co., Ltd.                                 28,404         51.58*  Manufacture and sales of
                                                                                automobiles
Toyota Motor Hokkaido, Inc.                              27,500        100.00   Manufacture and sales of
                                                                                automobile parts
Toyota Auto Body Co., Ltd.                                8,871         50.21*  Manufacture and sales of
                                                                                automobile bodies
Kanto Auto Works, Ltd.                                    6,850         50.57*  Manufacture and sales of
                                                                                automobile bodies
Araco Corporation                                         3,188         81.35*  Manufacture and sales of
                                                                                automobile bodies & parts
Toyota Financial Services Corporation                    75,025        100.00   Management of domestic and
                                                                                overseas financial companies
Toyota Finance Corporation                               16,500        100.00*  Finance of automobile sales,
                                                                                card business
----------------------------------------------------------------------------------------------------------------
                                                 Currencies in
                                                   thousands
Toyota Motor North America, Inc.                    USD 933,600        100.00   Public relations, and surveys of
                                                                                overall North America
Toyota Motor Sales, U.S.A., Inc.                    USD 365,000        100.00*  Sales of cars
Toyota Motor Manufacturing North America, Inc.    USD 1,958,949        100.00*  Management of manufacturing
                                                                                subsidiaries in North America
Toyota Motor Manufacturing, Kentucky, Inc.        USD 1,180,000        100.00*  Manufacture and sales of
                                                                                automobiles
Toyota Motor Manufacturing, Indiana, Inc.           USD 620,000        100.00*  Manufacture and sales of
                                                                                automobiles
Toyota Motor Manufacturing Canada Inc.              CAD 680,000        100.00   Manufacture and sales of
                                                                                automobiles
Toyota Motor Credit Corporation                     USD 915,000        100.00*  Finance of automobile sales
Toyota Credit Canada Inc.                            CAD 60,000        100.00*  Finance of automobile sales
Toyota Motor Europe S.A./N.V.                     EUR 2,406,611        100.00   Public relations of overall Europe
Toyota Motor Marketing Europe S.A./N.V              EUR 864,067        100.00*  Sales of automobiles
Toyota Deutschland G.m.b.H                            EUR 5,726        100.00*  Sales of automobiles
Toyota (GB) PLC                                       GBP 2,600        100.00*  Sales of automobiles
Toyota France S.A.                                    EUR 2,123        100.00*  Sales of automobiles
Toyota Motor Italia S.p.A.                           EUR 38,958        100.00*  Sales of automobiles
Toyota Motor Engineering Manufacturing Europe     EUR 1,943,948        100.00*  Management of manufacturing
S.A./N.V                                                                        subsidiaries in Europe
Toyota Motor Manufacturing (UK) Ltd.                GBP 830,000        100.00*  Manufacture and sales of
                                                                                automobiles
Toyota Kreditbank G.m.b.H.                           EUR 30,000        100.00*  Finance of automobile sales
Toyota Motor Finance (Netherlands) B.V.                 EUR 908        100.00*  Finance of overseas TMC related
                                                                                companies
Toyota Financial Services (UK) PLC                   GBP 94,000        100.00*  Finance of automobile sales
Toyota Motor Asia Pacific Pte Ltd.                    SGD 6,000        100.00   Sales of cars
Toyota Motor Corporation Australia Ltd.             AUD 481,100        100.00   Manufacture and sales of
                                                                                automobiles
Toyota Motor Thailand Co., Ltd.                   THB 7,520,000         86.43   Manufacture and sales of
                                                                                automobiles
Toyota Finance Australia Ltd., etc.                 AUD 120,000        100.00*  Finance of automobile sales
Toyota Leasing (Thailand), Co., Ltd.              THB 3,000,000         75.87*  Finance of automobile sales
Toyota South Africa Motors (Pty) Ltd.                    ZAR 50        100.00*  Manufacture and sales of
                                                                                automobiles
----------------------------------------------------------------------------------------------------------------

Notes:
1. * indicates the ratio of voting rights including voting rights held by subsidiaries.
2. The ratio of voting rights is calculated based on the total number of voting rights at the end of the fiscal year.

2. Status of main affiliates

---------------------------------------------------------------------------------------------------------
             Company Name           Capital       TMC voting rights              Main business
                                  subscription          ratio
---------------------------------------------------------------------------------------------------------
                                  million yen                %
Toyota Industries Corporation          80,462           *24.38      Manufacture and sales of spinning
                                                                    and weaving machines, industrial
                                                                    vehicles, and automobiles
Aichi Steel Corp.                      25,016           *24.77      Manufacture and sales of specialty
                                                                    steel and forged steel products
Toyoda Machine Works, Ltd.             24,805           *24.62      Manufacture and sales of work
                                                                    machine tools and automobile parts
Toyota Tsusho Corporation              26,748           *23.94      Trading and export/import of various
                                                                    products
Aisin Seiki Co., Ltd.                  45,049           *23.33      Manufacture and sales of automobiles
                                                                    parts and household appliances
Denso Corporation                     187,456           *24.78      Manufacture and sales of automobile
                                                                    parts
Toyoda Gosei Co., Ltd.                 28,027           *43.09      Manufacture and sales of automobile
                                                                    parts
---------------------------------------------------------------------------------------------------------

Notes:
1. * indicates the ratio of voting rights including voting rights held by subsidiaries.
2. The ratio of voting rights is calculated based on the total number of voting rights at the end of the fiscal year.

3. Results of consolidation
   o TMC has 554 consolidated subsidiaries and there are 53 companies accounted for under the equity method.
   o Consolidated revenues for FY2004 were 17,294.7 billion yen and consolidated net income was 1,162.0 billion yen.
       (Note: Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.)

4. Status of business alliances
   o   October 1966     Reached business with Hino Motors, Ltd.
   o   November 1967    Reached business with Daihatsu Motor Co., Ltd.

5. Status of important joint ventures
   o   February 1984    Established New United Motor Manufacturing, Inc. for
                        joint production of passenger cars in the U.S. with GM.
   o   January 2002     Concluded a joint venture contract with Peugeot Citroen
                        Automobiles SA for joint production of compact cars.
   o   August 2002      Basic agreement signed with China FAW Group Corporation
                        regarding joint automobile operations in China.

6. Status of important sales alliances
   o   July 1991        Reached a basic agreement with Volkswagen AG and its
                        Japanese subsidiary for selling all VW vehicles in the Japanese market.

(7) Board of Directors and Corporate Auditors

----------------------------------------------------------------------------------------------------------------------
        Name                     Position                    Main areas of responsibility ( ) indicates position
----------------------------------------------------------------------------------------------------------------------
Hiroshi Okuda          *Chairman of the Board
----------------------------------------------------------------------------------------------------------------------
Kosuke Ikebuchi        *Vice Chairman
----------------------------------------------------------------------------------------------------------------------
Fujio Cho              *President
----------------------------------------------------------------------------------------------------------------------
Akihiko Saito          *Executive Vice President      Product Management Area / Research & Development Area / Quality
                                                      Area / Motor Sports Div.
----------------------------------------------------------------------------------------------------------------------
Ryuji Araki            *Executive Vice President      Corporate Planning Area / Research Area / Legal Area / General
                                                      Administration & Human Resources Area / Finance & Accounting
                                                      Area / Information Systems Area / Finance & Accounting Group
                                                      (Chief Finance & Accounting Officer)
----------------------------------------------------------------------------------------------------------------------
Yoshio Ishizaka        *Executive Vice President      Overseas Operations Groups
----------------------------------------------------------------------------------------------------------------------
Kosuke Shiramizu       *Executive Vice President      Production & Transportation Area / Production Engineering Area
                                                      / TQM Promotion Area / Environmental Affairs Area / Operations
                                                      Management Consulting Div.
----------------------------------------------------------------------------------------------------------------------
Katsuaki Watanabe      *Executive Vice President      Business Development Area / IT & ITS Area / Housing Area /
                                                      Government & Public Affairs Area / Purchasing Area / Tokyo Head
                                                      Office / e-TOYOTA Area
----------------------------------------------------------------------------------------------------------------------
Kazushi Iwatsuki       *Executive Vice President      Domestic Sales Operations Area
----------------------------------------------------------------------------------------------------------------------
Katsuhiro Nakagawa     *Executive Vice President      International Government & Industrial Affairs Area / Overseas
                                                      Planning Operation Group
----------------------------------------------------------------------------------------------------------------------
Yasuhito Yamauchi      Senior Managing Director       Production Engineering Group (Chief Production Engineering
                                                      Officer) / Manufacturing Group (Chief Manufacturing Officer) /
                                                      TQM Promotion Div.
----------------------------------------------------------------------------------------------------------------------
Zenji Yasuda           Senior Managing Director       Overseas Planning Operations Group (Chief Overseas Planning
                                                      Operations Officer) / Overseas Customer Service Operations Group
                                                      (Chief Overseas Customer Service Operations Officer)
----------------------------------------------------------------------------------------------------------------------
Takashi Kamio          Senior Managing Director       Government & Public Affairs Group (Chief Government & Public
                                                      Affairs Officer)
----------------------------------------------------------------------------------------------------------------------
Hiroyuki Watanabe      Senior Managing Director       IT&ITS Group (Chief IT&ITS Officer) / Quality Control Group
                                                      (Chief Quality Control Officer) / Environmental Affairs Div.
----------------------------------------------------------------------------------------------------------------------
Akio Matsubara         Senior Managing Director       General Administration & Human Resources Group (Chief General
                                                      Administration & Human Resources Officer) / Information Systems
                                                      Group (Chief Information Systems Officer) / Corporate Planning
                                                      Div. / Research Div. / Product Management Div. / Legal Div. / BR
                                                      Compliance Support Dept. /
----------------------------------------------------------------------------------------------------------------------
Tokuichi Uranishi      Senior Managing Director       Europe & Africa Operations Group (Chief Europe & Africa
                                                      Operations Officer)
----------------------------------------------------------------------------------------------------------------------
Kazuo Okamoto          Senior Managing Director       Design Group (Chief Design Officer) / Product Development Group
                                                      (Chief Product Development Officer) / R&D Management Div. /
                                                      Intellectual Property Div. / Prototype Production Div. / EQ
                                                      Planning & Development Div.
----------------------------------------------------------------------------------------------------------------------
Kyoji Sasazu           Senior Managing Director       Domestic Sales Operations Group (Chief Domestic Sales Operations
                                                      Officer)
----------------------------------------------------------------------------------------------------------------------
Mitsuo Kinoshita       Senior Managing Director       Production Control & Logistics Group (Chief Production Control &
                                                      Logistics Officer) / Safety & Health Promotion Div. / Plant
                                                      Engineering Div.
----------------------------------------------------------------------------------------------------------------------
Yoshimi Inaba          Senior Managing Director       The Americas Operations Group (Chief The Americas Operations
                                                      Officer) / Oceania, Middle East & Southwest Asia Operations
                                                      Group (Chief Oceania, Middle East & Southwest Asia Operations
                                                      Officer)
----------------------------------------------------------------------------------------------------------------------
Teruyuki Minoura       Senior Managing Director       Business Development Group (Chief Business Development Officer)
                                                      / Purchasing Group (Chief Purchasing Officer) / Housing Group
                                                      (Chief Housing Officer)
----------------------------------------------------------------------------------------------------------------------
Takeshi Uchiyamada     Senior Managing Director       Vehicle Engineering Group (Chief Vehicle Engineering Officer) /
                                                      Technical Administration Div. / Toyota Technical Center, U.S.A.
                                                      Inc. / Engineering Administration Div. / Tokyo Engineering Div /
                                                      Higashifuji Technical Administration Div. / Future Project Div.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
        Name                     Position                    Main areas of responsibility ( ) indicates position
----------------------------------------------------------------------------------------------------------------------
Masatami Takimoto      Senior Managing Director       Power Train Development Group (Chief Power Train Development
                                                      Officer) / Fuel Cell System Development Group (Chief Fuel Cell
                                                      System Development Officer)
----------------------------------------------------------------------------------------------------------------------
Akio Toyoda            Senior Managing Director       Asia & China Operations Group (Chief Asia & China Operations
                                                      Officer) / e-TOYOTA Div. (General Manager) / Taiwan Office /
                                                      China Office
----------------------------------------------------------------------------------------------------------------------
Shoichiro Toyoda       Honorary Chairman and
                       Director
----------------------------------------------------------------------------------------------------------------------
Shuhei Toyoda          Director                       President of Toyota Motor Engineering Manufacturing Europe
                                                      S.A./N.V. / President of Toyota Motor Europe S.A./N.V.
----------------------------------------------------------------------------------------------------------------------
Hideaki Miyahara       Full-time Corporate Auditor
----------------------------------------------------------------------------------------------------------------------
Yoshiro Hayashi        Full-time Corporate Auditor
----------------------------------------------------------------------------------------------------------------------
Chiaki Yamaguchi       Full-time Corporate Auditor
----------------------------------------------------------------------------------------------------------------------
Yasutaka Okamura       Corporate Auditor              Lawyer
----------------------------------------------------------------------------------------------------------------------
Hiromu Okabe           Corporate Auditor              Vice Chairman and C.E.O. of Denso Corporation
----------------------------------------------------------------------------------------------------------------------
Yoichi Kaya            Corporate Auditor              Assistant Director of Research Institute of Innovative
                                                      Technology for the Earth
----------------------------------------------------------------------------------------------------------------------
Tadashi Ishikawa       Corporate Auditor              President of Toyota Industries Corporation
----------------------------------------------------------------------------------------------------------------------

Notes:
1.    * indicates that the person can represent the company.
2. Mr. Yasutaka Okamura, Mr. Hiromu Okabe, Mr Yoichi Kaya and Mr. Tadashi Ishikawa satisfy the qualifications of outside Corporate Auditors as provided in Article 18 Paragraph 1 of "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabushiki-Kaisha)."
3.    Vice Chairman Iwao Isomura passed away on January 20, 2004.

4. The following 31 Directors have resigned following the FY2003 Ordinary General Shareholders' Meeting on June 26, 2003.

     --------------------------------------------------    ---------------------------------------------
              Name                   Position                       Name             Position
     --------------------------------------------------    ---------------------------------------------
     Noritaka Shimizu         Executive Vice President      Hiroshi Takada          Director
     Yoshio Uesaka            Executive Vice President      Teiji Tachibana         Director
     Tsutomu Tomita           Managing Director             Shinichi Sasaki         Director
     Yoshito Kato             Managing Director             Kazutoshi Minami        Director
     Shoji Kondo              Managing Director             Shin Kanada             Director
     Toshio Mizushima         Managing Director             Hironobu Ono            Director
     Yasuhiko Fukatsu         Managing Director             Akira Okabe             Director
     Toshiaki Taguchi         Director                      Yoshio Shirai           Director
     Shokichi Yasukawa        Director                      Yoichiro Ichimaru       Director
     Tetsuo Hattori           Director                      Shoji Ikawa             Director
     Hiroaki Yoshida          Director                      Masuji Arai             Director
     Kiyoshi Nakanishi        Director                      Koichi Ina              Director
     Yukitoshi Funo           Director                      Yoshikazu Amano         Director
     Takeshi Suzuki           Director                      Shinichi Kawashima      Director
     Atsushi Niimi            Director                      Kunio Komada            Director
     Hajime Wakayama          Director                      --------------------------------------------
     --------------------------------------------------


5. Full-time Corporate Auditor Terukazu Inoue and Corporate Auditor Yoshitoshi Toyoda have retired upon the expiration of their term of office following FY2003 Ordinary General Shareholders' Meeting on June 26, 2003.
6. Full-time Corporate Auditor Yoshiaki Muramatsu has resigned following FY2003 Ordinary General Shareholders' Meeting on June 26, 2003.

(8) Compensation paid to directors and corporate auditors

--------------------------------------------------------------------------------------------------------------
   Category         No. of         Amount paid                                 Remarks
                    persons       (million yen)
--------------------------------------------------------------------------------------------------------------
Directors                26            1,013      Directors' compensation: 130 million yen or less per month
-----------------------------------------------   Auditors' compensation: 13 million yen or less per month
Corporate                 7               99      Director's compensation does not include compensation
Auditors                                          paid for service as an employee.
-----------------------------------------------   (Decided by resolution at an extraordinary general
Total                    33            1,112      shareholders' meeting held on May 13, 1982.)
--------------------------------------------------------------------------------------------------------------

Notes:
1.    The numbers of persons are as of the end of the fiscal year.
2. The number of directors was 58 until the conclusion of the FY2003 Ordinary General Shareholders' Meeting held on June 26, 2003.
3.    In addition to the above, the amounts indicated below were also paid.
     (1) Bonuses for service as an employee:                     153 million yen
     (2) Executive bonuses
         (decided by resolution at FY2003 Ordinary General Shareholders' Meeting held on June 26, 2003)
                         Directors                               660 million yen
                         Corporate Auditors                       51 million yen
     (3) Special service bonuses paid to retiring executives
         (decided by resolution at FY2003 Ordinary General Shareholders' Meeting held on June 26, 2003)
                          Directors                            1,938 million yen
                          Corporate Auditors                     264 million yen

(9) Status of Stock Acquisition Rights

   1. Stock Acquisition Rights Issued and outstanding
    (1) Number of Stock Acquisition Rights issued:

        38,340 (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100)

    (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

        3,834,000 shares of common stock of TMC

    (3) Issue Price of Stock Acquisition Rights

        No consideration shall be paid at the time of issuance of the Stock Acquisition Rights

   2. Stock Acquisition Rights Issued Under Especially Preferential Conditions to Persons Other Than Shareholders during the Current Fiscal Year

    (1) Number of Stock Acquisition Rights issued:

        19,580 (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100)

    (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

        1,958,000 shares of common stock of TMC

    (3) Issue Price of Stock Acquisition Rights

        No consideration shall be paid at the time of issuance of the Stock Acquisition Rights

    (4) Amount to be Paid per share upon the Exercise of Stock Acquisition
        Rights

        3,116.00 yen

    (5) Conditions of Exercise of Stock Acquisition Rights

        (i) The exercise period of the Stock Acquisition Rights is from August 1, 2005 to July 31, 2009.
        (ii)   No Stock Acquisition right may be partially exercised.
        (iii) The grantees of the Stock Acquisition Rights must, at the time of exercise of such rights, be a Director, Managing Officer, an employee or in other similar position of the company at the time such right is granted, unless he/she voluntarily retires, retires due to attaining retirement age or change in employment, during the exercise period.
        (iv)   Stock Acquisition Rights may not be inherited.
        (v) Other exercise conditions shall be provided for in the contract of Grant of Stock Acquisition Rights between TMC and the grantees of the Stock Acquisition Rights.

    (6) Events and Conditions of Cancellation of Stock Acquisition Rights

        (i) Stock Acquisition Rights may be cancelled without consideration upon approval by a General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer in or by which TMC will become a wholly-owned subsidiary of another company.
         (ii) TMC may cancel the Stock Acquisition Rights without consideration if a grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (iii) or (v) of (5) above.

     (7) Details of Preferential Conditions

         TMC will issue Stock Acquisition Rights without consideration to directors, managing officers and employees, etc., of TMC and its affiliates.

     (8) Names of Persons Granted and Number of Stock Acquisition Rights Granted

Directors of TMC

------------------------------------------------     ------------------------------------------------
        Name               Number of Stock                    Name               Number of Stock
                          Acquisition Rights                                    Acquisition Rights
------------------------------------------------     ------------------------------------------------
Hiroshi Okuda                     200                 Hiroyuki Watanabe                 150
------------------------------------------------     ------------------------------------------------
Iwao Isomura                      200                 Akio Matsubara                    150
------------------------------------------------     ------------------------------------------------
Kosuke Ikebuchi                   200                 Tokuichi Uranishi                 150
------------------------------------------------     ------------------------------------------------
Fujio Cho                         200                 Kazuo Okamoto                     150
------------------------------------------------     ------------------------------------------------
Akihiko Saito                     200                 Kyoji Sasazu                      150
------------------------------------------------     ------------------------------------------------
Ryuji Araki                       200                 Mitsuo Kinoshita                  150
------------------------------------------------     ------------------------------------------------
Yoshio Ishizaka                   200                 Yoshimi Inaba                     150
------------------------------------------------     ------------------------------------------------
Kosuke Shiramizu                  200                 Teruyuki Minoura                  150
------------------------------------------------     ------------------------------------------------
Katsuaki Watanabe                 200                 Takeshi Uchiyamada                150
------------------------------------------------     ------------------------------------------------
Kazushi Iwatsuki                  200                 Masatami Takimoto                 150
------------------------------------------------     ------------------------------------------------
Katsuhiro Nakagawa                200                 Akio Toyoda                       150
------------------------------------------------     ------------------------------------------------
Yasuhito Yamauchi                 150                 Shoichiro Toyoda                  200
------------------------------------------------     ------------------------------------------------
Zenji Yasuda                      150                 Shuhei Toyoda                     150
------------------------------------------------     ------------------------------------------------
Takashi Kamio                     150
------------------------------------------------

Managing Officers of TMC

------------------------------------------------     ------------------------------------------------
        Name               Number of Stock                    Name               Number of Stock
                          Acquisition Rights                                    Acquisition Rights
------------------------------------------------     ------------------------------------------------
------------------------------------------------     ------------------------------------------------
Shokichi Yasukawa                 100                 Shinichi Kawashima                100
------------------------------------------------     ------------------------------------------------
Tetsuo Hattori                    100                 Kunio Komada                      100
------------------------------------------------     ------------------------------------------------
Hiroaki Yoshida                   100                 Akira Sasaki                      100
------------------------------------------------     ------------------------------------------------
Kiyoshi Nakanishi                 100                 Takeshi Yoshida                   100
------------------------------------------------     ------------------------------------------------
Yukitoshi Funo                    100                 Hiroshi Kawakami                  100
------------------------------------------------     ------------------------------------------------
Takeshi Suzuki                    100                 Hitoshi Nishiyama                 100
------------------------------------------------     ------------------------------------------------
Atsushi Niimi                     100                 Iwao Nihashi                      100
------------------------------------------------     ------------------------------------------------
Hajime Wakayama                   100                 Shinzo Kobuki                     100
------------------------------------------------     ------------------------------------------------
Hiroshi Takada                    100                 Tadashi Arashima                  100
------------------------------------------------     ------------------------------------------------
Teiji Tachibana                   100                 Masamoto Maekawa                  100
------------------------------------------------     ------------------------------------------------
Shinichi Sasaki                   100                 Mamoru Furuhashi                  100
------------------------------------------------     ------------------------------------------------
Shin Kanada                       100                 Satoshi Ozawa                     100
------------------------------------------------     ------------------------------------------------
Hironobu Ono                      100                 Seiichi Sudo                      100
------------------------------------------------     ------------------------------------------------
Akira Okabe                       100                 Yasuhiko Ichihashi                100
------------------------------------------------     ------------------------------------------------
Yoshio Shirai                     100                 Tadashi Yamashina                 100
------------------------------------------------     ------------------------------------------------
Yoichiro Ichimaru                 100                 Takashi Hata                      100
------------------------------------------------     ------------------------------------------------
Shoji Ikawa                       100                 James E. Press                    100
------------------------------------------------     ------------------------------------------------
Masuji Arai                       100                 Gary L. Convis                    100
------------------------------------------------     ------------------------------------------------
Koichi Ina                        100                 Alan J. Jones                     100
------------------------------------------------     ------------------------------------------------
Yoshikazu Amano                   100
------------------------------------------------

Executive Technical Advisor of TMC
------------------------------------------------
        Name               Number of Stock
                          Acquisition Rights
------------------------------------------------
Hiroshi Ginya                     100
------------------------------------------------
Norihiko Nakamura                 100
------------------------------------------------
Nanpachi Hayashi                  100
------------------------------------------------

Employees of TMC's Affiliates
--------------------------------------------------------------------------------
         Company                      Name                    Number of stock
                                                             acquisition rights
--------------------------------------------------------------------------------
Toyota Canada Inc.              Harold B. Hayward                    20
--------------------------------------------------------------------------------
Toyota Canada Inc.              Karl H. Schlicht                     20
--------------------------------------------------------------------------------
Toyota Canada Inc.              Anthony J. Wearing                   20
--------------------------------------------------------------------------------

Employees of TMC, and Employees and Directors of TMC's Subsidiaries (top 10)

-------------------------------------------------------------------------------------------------
             Company                               Name                        Number of Stock
                                                                              Acquisition Rights
-------------------------------------------------------------------------------------------------
Toyota Motor North America, Inc.            James R. Olson                            50
-------------------------------------------------------------------------------------------------
Toyota Motor North America, Inc.            Douglas M. West                           50
-------------------------------------------------------------------------------------------------
Toyota Motor Sales, U.S.A., Inc.            Donald V. Esmond                          50
-------------------------------------------------------------------------------------------------
Toyota Motor Sales, U.S.A., Inc.            J. Davis Illingworth                      50
-------------------------------------------------------------------------------------------------
Toyota Motor Manufacturing Canada Inc.      Real C. Tanguay                           50
-------------------------------------------------------------------------------------------------
Toyota Motor Credit Corporation             George E. Borst                           50
-------------------------------------------------------------------------------------------------
Toyota Motor Marketing Europe S.A./N.V.     Panayiotis J. Athanasopoulos              50
-------------------------------------------------------------------------------------------------
Toyota Motor Marketing Europe S.A./N.V.     Thierry P. H. B. Dombreval                50
-------------------------------------------------------------------------------------------------
Toyota Motor Manufacturing (UK) Ltd.        Bryan S. Jackson                          50
-------------------------------------------------------------------------------------------------
Toyota Motor Corporation                    Keiji Aoki                                20
-------------------------------------------------------------------------------------------------


(9) Breakdown of Stock Acquisition Rights Granted to Employees of TMC, and Directors, Corporate Auditors, and Employees of TMC's Subsidiaries

-------------------------------------------------------------------------------------------------
                                               Type and Number of Shares to
                                               be Issued or Transferred upon    Total Number of
                        Number of Stock        Exercise of Stock Acquisition    Persons Granted
                       Acquisition Rights                Rights                      Rights
                                                     (Common stock)
-------------------------------------------------------------------------------------------------
Employees of TMC              9,120                         912,000 shares              456
-------------------------------------------------------------------------------------------------
Directors of TMC's              750                          75,000 shares               30
subsidiaries
-------------------------------------------------------------------------------------------------
Auditors of TMC's                 0                               0 shares                0
subsidiaries
-------------------------------------------------------------------------------------------------
Employees of TMC's              800                          80,000 shares               34
subsidiaries
-------------------------------------------------------------------------------------------------

                          UNCONSOLIDATED BALANCE SHEET

                   (Million yen; amounts less than one million yen are omitted.)

------------------------------------==================------------------------------------=================
                                         FY2004                                                 FY2004
                                         (As of                                                 (As of
                                     March 31, 2004)                                       March 31, 2004)
-----------------------------------------------------------------------------------------------------------
                Assets                                              Liabilities
-----------------------------------------------------------------------------------------------------------
Current assets                             3,358,189   Current liabilities                       1,970,407
-----------------------------------------------------------------------------------------------------------
   Cash and deposits                          87,052      Trade notes payable                          932
   Trade accounts receivable               1,037,717      Trade accounts payable                   837,241
   Marketable securities                     995,893      Other payables                           378,831
   Finished goods                            113,465      Income taxes payable                     127,807
   Raw materials                              13,615      Accrued expenses                         409,709
   Work in process                            70,877      Deposits received                        197,750
   Supplies                                    7,639      Allowance for EXPO 2005 Aichi              2,548
   Short-term loans                          354,616      Others                                    15,585
   Deferred income taxes                     244,726   ----------------------------------------------------
   Others                                    437,584   Long-term liabilities                       862,081
   Less: allowance for doubtful               (5,000)  ----------------------------------------------------
   accounts                                               Bonds                                    500,600
                                                          Allowance for retirement
-------------------------------------------------------   benefits                                 292,493
Fixed assets                               5,458,975      Others                                    68,988
-----------------------------------------------------------------------------------------------------------
  Property, plant and equipment            1,260,728   Total liabilities                         2,832,489
-----------------------------------------------------------------------------------------------------------
   Buildings                                 360,374           Shareholders' equity
   Structures                                 40,770   ----------------------------------------------------
   Machinery and equipment                   323,619   Common stock                                397,049
   Vehicle and delivery equipment             10,973   ----------------------------------------------------
   Tools, furniture and fixtures              84,473   Capital surplus                             416,970
   Land                                      394,616   ----------------------------------------------------
   Construction in progress                   45,899      Capital reserve                          416,970
                                                       ----------------------------------------------------
                                                       Retained earnings                         5,731,342
                                                       ----------------------------------------------------
-------------------------------------------------------   Legal reserve                             99,454
  Investments and other assets             4,198,247      Reserve for losses on overseas               254
-------------------------------------------------------   investments
                                                          Reserve for special depreciation           1,498
   Investments in securities               2,160,160      Reserve for reduction of                   5,382
                                                          acquisition cost of fixed assets
   Investments in subsidiaries             1,367,445      General reserve                        4,640,926
                                                          Unappropriated retained earnings         983,826
   Long-term loans                           388,914      at end of year
   Deferred income taxes                     135,922   Net unrealized gains on other               305,725
                                                       securities
   Others                                    166,404   Less: treasury stock                       (866,413)
   Less: allowance for doubtful              (20,600)  ----------------------------------------------------
   accounts                                            Total shareholders' equity                5,984,675
-----------------------------------------------------------------------------------------------------------
                                                            Total liabilities and                8,817,164
             Total assets                  8,817,164        shareholders' equity
------------------------------------==================------------------------------------=================

Notes:
1.  Short-term receivable from subsidiaries: 1,043,610 million yen
2.  Long-term receivable from subsidiaries: 298,283 million yen
3.  Short-term payable to subsidiaries: 462,317 million yen
4. Accumulated depreciation for property, plant and equipment: 3,447,778 million yen
5. Assets pledged as collateral: 10,086 million yen as investments in securities
6.  Guarantees: 135,854 million yen
7.  Export bill discounted: 3,742 million yen
8.  Balance of bonds with warrants issued
    Details of bonds with warrants (balance, exercise price, and shares to be issued) in accordance with the provisions of the former Commercial Code
    Article 341-8

    -------------------------------------------------------------------------------------------------
                  Name                      Balance          Exercise price      Shares to be issued
    -------------------------------------------------------------------------------------------------
     First series of unsecured bonds    489 million yen       4,203.00 yen          Common stock
         with warrants, due 2005
    -------------------------------------------------------------------------------------------------

9. The increase of net assets due to stating fair value of certain assets in accordance with the Commercial Code Enforcement Regulation (Article 124
    Item 3).
10. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan, no portion of the trust offsetting the severance indemnity plan.
11. Allowance for Expo 2005 Aichi is an allowance specified in the provisions of the Enforcement Regulations of the Commercial Code Article 43.

                       UNCONSOLIDATED STATEMENT OF INCOME

                   (Million yen; amounts less than one million yen are omitted.)
--------------------------------------------------==============================
                                                              FY2004
                                                       (April 2003 through
                                                           March 2004)
--------------------------------------------------------------------------------
Net sales                                                           8,963,712
Cost of sales                                                       7,186,182
Selling general and administrative expenses                           943,738
      Operating income                                                833,791
Non-operating income                                                  180,108
      Interest income                                                  16,492
      Dividend income                                                  57,867
      Other non-operating income                                      105,748
Non-operating expenses                                                 98,170
      Interest expenses                                                10,847
      Other non-operating expenses                                     87,323
      Ordinary income                                                 915,728
Extraordinary losses                                                   23,231
      Losses on returned assets of substitutional                      23,231
      portion of employee pension fund
      Income before income taxes                                      892,496
      Income taxes - current                                          300,300
      Income taxes - deferred                                          10,726
      Net income                                                      581,470
      Unappropriated retained earnings brought                        470,341
      forward
      Interim cash dividends                                           67,984
      Unappropriated retained earnings at end of                      983,826
      year
--------------------------------------------------==============================
Notes:
1.   Sales to subsidiaries: 4,972,449 million yen
2.   Purchases from subsidiaries: 1,490,891 million yen
3.   Non-operating transaction with subsidiaries: 98,611 million yen
4.   Net income per share: 171.08 yen
5. In conjunction with enforcement of the Contribution Benefit Enterprise Pension Plan Law, TMC received approval on April 1, 2002 from the Minister of Health, Labor and Welfare for exemption from the payments of the benefits related to future employee services relating to the Substitutional Portion of the Employee Pension Fund, and applied the transitional provision stipulated in paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" and recognized an extinguishment of retirement benefit obligation and plan assets (equivalent to government-specified portion) relating to the Substitutional Portion as of the date of the approval. On September 1, 2003, TMC also received approval from the Minister of Health, Labor and Welfare for the past employee services, and completed the transfer of the plan assets of the Substitutional Portion to the government during the year ended March 31, 2004. TMC reported 23,231 million yen of loss, as an extraordinary loss, incurred for the portion of the plan assets equivalent to assets to be transferred in managing those assets during the period between the date of approval for an exemption from the payment of the benefits related to future employee services and the date of the transfer.

                         SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities:

   Stocks of subsidiaries are stated at cost determined using the moving average method.

   Other securities:
         Other securities with fair value are stated at fair value based on market prices, etc., at end of year.
         Other securities not practicable to fair value are stated at cost determined using the moving average method.

2. Valuation of inventories:

   Finished goods, work in process, and supplies are principally stated at cost, as determined by the periodic average method.

   Raw materials are stated at the lower of cost or market value, as determined by last-in-first-out method.

3. Depreciation of property, plant and equipment is computed by the declining balance method.

4. Significant reserves:

   Allowance for doubtful accounts:
   To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of receivables.

   Allowance for retirement benefits:
   Principally to provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the year and an amount incurred is changed to income.

5. Consumption taxes are computed based on the net-of-tax method.

           Proposed Appropriation of Unconsolidated Retained Earnings

--------------------------------------------------------------------------------
                                                                  Amount (yen)
Unappropriated retained earnings at end of year                 983,826,785,777
Reversal of reserve for losses on overseas investments                2,272,754
Total                                                           983,829,058,531
The proposed appropriation is as follows:
Cash dividends                                                   83,261,757,925
   per share                                                                 25
Bonus to Directors                                                  598,000,000
Bonus to Corporate Auditors                                          50,000,000
Reserve for special depreciation                                    959,090,844
Reserve for reduction of acquisition cost of fixed assets         1,092,866,877
General reserve                                                 400,000,000,000
Unappropriated retained earnings to be carried forward          497,867,342,885
--------------------------------------------------------------------------------

Note: An interim dividend of 20 yen per share amounting to 67,984,904,220 yen was paid on November 26, 2003, to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center) or registered pledgee of record as of September 30, 2003.

                  Independent Auditors' Report (Certified Copy)
                  ---------------------------------------------
                              (English Translation)
                                                                  April 30, 2004
To the Board of Directors
   Toyota Motor Corporation

                                    ChuoAoyama PricewaterhouseCoopers

                                      Kazunori Tajima, CPA
                                      Representative and Engagement Partner
                                      Masaki Horie, CPA
                                      Representative and Engagement Partner
                                      Koji Hatsukawa, CPA
                                      Representative and Engagement Partner
                                      Fusahiro Yamamoto, CPA
                                      Representative and Engagement Partner

We have audited, pursuant to Article 2, Paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the financial statements, which consist of the unconsolidated balance sheet, unconsolidated statement of income, business review (limited to the accounting figures included therein) and the proposed appropriation of retained earnings, and supplementary schedules (limited to the accounting figures included therein) of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 100th fiscal year from April 1, 2003 to March 31, 2004. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:
(1) The unconsolidated balance sheet and unconsolidated statement of income present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) The business review of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) The proposed appropriation of retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.
--------------------
Notice to Readers:
     The original financial statements, which consist of unconsolidated balance sheet, unconsolidated statement of income, business review and proposed appropriation of retained earnings, and supplementary schedules, are written in Japanese. Supplementary schedules have been omitted in the accompanying financial statements.

              Board of Corporate Auditors' Report (Certified Copy)
                                  Audit Report

The Board of Corporate Auditors has prepared this Audit Report based on reports from each of the Corporate Auditors on the auditing methods and results pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2004 extending from April 1, 2003 through March 31, 2004, and report as follows.

1. Overview of Corporate Auditors' Auditing Method
Based on auditing guidelines and the audit plan adopted by the Board, each of the Corporate Auditors obtained reports on operational matters from Directors and senior staff people who attended Directors' meetings and other important meetings. The Corporate Auditors also reviewed important documents, surveyed operations and assets at company head offices, production facilities, and business offices, and obtained reports from subsidiaries as needed. In addition, the Corporate Auditors received reports and explanations from the independent auditor to review financial statements and its supplemental information.

With respect to "kyogyo torihiki" (competitive transactions) by Directors, profit-contradictory transactions between Directors and the company, the granting by the company of benefits without consideration, non-regular transactions with subsidiaries or shareholders, acquisition and disposal of treasury stock, and other transactions, the situation of these transactions was reviewed in detail when necessary as well as being subjected to the above mentioned auditing method.

2.    Result of Audit
(1) The auditing methods employed by the ChuoAoyama PricewaterhouseCoopers, which was retained to conduct the audit, and the results of the audit are correct.
(2) The Business Review accurately represents the company's operating situation as required by law.
(3) The proposed appropriation of unconsolidated retained earnings is appropriate in light of the company's asset situation and other circumstances.
(4) The supporting materials accurately represent the content listed, and contain nothing contrary to provisions of law.
(5) The Directors engaged in no improprieties or violations of law or convention in their conduct of their duties including those duties in subsidiaries.

Our audit found no "kyogyo torihiki" by Directors, no profit-contradictory transactions between Directors and the company, no granting by the company of benefits without consideration, no non-regular transactions with subsidiaries or shareholders, no acquisition or disposal of treasury stock that violate Directors' duties.

May 7, 2004

                            Toyota Motor Corporation Board of Corporate Auditors
                                 Full-time Corporate Auditor   Hideaki Miyahara
                                 Full-time Corporate Auditor    Yoshiro Hayashi
                                 Full-time Corporate Auditor   Chiaki Yamaguchi
                                 Corporate Auditor             Yasutaka Okamura
                                 Corporate Auditor                 Hiromu Okabe
                                 Corporate Auditor                  Yoichi Kaya
                                 Corporate Auditor             Tadashi Ishikawa

Note: Mr. Yasutaka Okamura, Mr. Hiromu Okabe, Mr. Yoichi Kaya and Mr. Tadashi Ishikawa satisfy the qualifications of outside corporate auditors as provided in Paragraph 1, Article 18 of "Special Law of the Commercial Code Concerning the Audit, etc., of Stock Corporations."

           Reference Documents Pertaining to Exercise of Voting Rights

1. Number of the voting rights of all the shareholders:               32,857,740

2. Proposed resolution and reference information


[Resolutions 1 to 6 Proposed by the Company]
Proposed resolutions 1 through 6 are TMC proposals.

Proposed Resolution 1: Approval of Proposed Appropriation of Retained Earnings for the FY2004 Term
The proposal calls for profit distribution as described in the appended document (p. 25).

TMC regards shareholders' return as one of our most important management goals, and we actively conduct the company's business in such a way as to solidify and enhance the well-being of the company as a whole. We hope to meet shareholders' expectations in terms of dividends, based on the principle of dividend consistency and giving overall consideration to company performance and payout ratio.

We would like to offer a dividend of 25 yen per share for year-end dividend.

Combined with the interim dividend, this will result in a total shareholder dividend for the fiscal year ended March 31, 2004 of 45 yen per share, representing a payout ratio of 26.0%.

Proposed Resolution 2: Amendment of the Articles of Incorporation
(Summary of the Proposed Resolution and Reason for the Amendment)

In conjunction with the coming into effect of the Partial Revision to the Special Law of the Commercial Code Concerning the Audit, etc., of Stock Corporations (Law No. 132 of 2003), a provision will be added to the Articles of Incorporation (Article 6 of the proposed revised Articles) to allow the Company to repurchase shares of the Company upon approval by the Board of Directors by resolution, thereby enabling the Company to implement dynamic capital measures according to the business environment, and the current Article 6 and subsequent articles will be increased in number by 1.

The content of the proposed amendments appears below.


                                                 (Amended parts are underlined.)
--------------------------------------------------------------------------------
          Current Provisions                         Proposed Amendment
--------------------------------------------------------------------------------
  CHAPTER II.  SHARES                    CHAPTER II.  SHARES
                                         (Repurchase of Shares)
               (Newly established)       Article 6

                                             The Company may repurchase its own
                                             shares upon approval by the Board
                                             of Directors by resolution in
                                             accordance with the provisions of
                                             the Commercial Code Article 211-3
                                             Paragraph 1 Item 2.

--------------------------------------------------------------------------------
  Articles 6 to 28                       Articles 7 to 29
               (Omitted)                             (No change)
--------------------------------------------------------------------------------

Proposed Resolution 3: Election of 27 Directors


All the Directors will retire upon the expiration of their term of office at the end of this shareholders' meeting. Accordingly, please elect a total of 27 Directors. The candidates for Directors are as follows:

Following are the nominees

---------------------------------------------------------------------------------------------------------------------------
 no.         Name             Main occupation                 Brief career summary                          No. of TMC
         (birth date)                                                                                      shares owned
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1955     Joined Toyota Motor Sales Co., Ltd.
                                                   Jul.   1982     TMC Director
1       Hiroshi Okuda        TMC Chairman          Sep.   1987     TMC Managing Director
        (12/29/1932)                               Sep.   1988     TMC Senior Managing Director                     64,963
                                                   Sep.   1992     TMC Executive Vice President
                                                   Aug.   1995     TMC President
                                                   Jun.   1999     TMC Chairman
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1960     Joined TMC
                                                   Sep.   1988     TMC Director
2       Kosuke Ikebuchi      TMC Vice              Sep.   1994     TMC Managing Director
        (3/4/1937)           Chairman              Jun.   1996     TMC Senior Managing Director                     17,080
                                                   Jun.   1999     TMC Executive Vice President
                                                   Jun.   2001     TMC Vice Chairman
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1960     Joined TMC
                                                   Sep.   1988     TMC Director
                                                   Dec.   1988     Toyota Motor Manufacturing, U.S.A., Inc.
                                                                   President
3       Fujio Cho            TMC President         Sep.   1994     TMC Managing Director
        (2/2/1937)                                 Oct.   1994     Retired from Toyota Motor Manufacturing,         25,105
                                                                   U.S.A., Inc.
                                                   Jun.   1996     TMC Senior Managing Director
                                                   Jun.   1998     TMC Executive Vice President
                                                   Jun.   1999     TMC President
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1968     Joined TMC
4       Akihiko Saito        TMC Executive         Sep.   1991     TMC Director                                    116,757
        (7/24/1940)          Vice President        Jun.   1996     TMC Managing Director
                                                   Jun.   1998     TMC Senior Managing Director
                                                   Jun.   2001     TMC Executive Vice President
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1962     Joined TMC
                                                   Sep.   1992     TMC Director
                                                   Jun.   1997     TMC Managing Director
                             TMC Executive         Jun.   1999     TMC Senior Managing Director                    108,293
5       Ryuji Araki          Vice President        Jun.   2001     TMC Executive Vice President
        (1/29/1940)          (Chief Finance &      (Non-TMC Executive Duties)
                             Accounting            Chairman of Toyota Finance Finland Oy
                             Officer)              Chairman of Toyota Credit Canada Inc.
                                                   Chairman of Toyota Financial Services (UK) PLC
                                                   Chairman of Toyota Finance Australia Ltd.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 no.         Name             Main occupation                 Brief career summary                          No. of TMC
         (birth date)                                                                                      shares owned
---------------------------------------------------------------------------------------------------------------------------
                                                   Mar.   1964     Joined Toyota Motor Sales Co., Ltd.              14,310
                                                   Sep.   1992     TMC Director
                                                   Jun.   1996     Toyota Motor Sales, U.S.A. Inc.
                                                                   President
6       Yoshio Ishizaka      TMC Executive         Jun.   1999     Retired from Toyota Motor Sales,
        (1/9/1940)           Vice President                        U.S.A. Inc.
                                                   Jun.   1999     TMC Senior Managing Director
                                                   Jun.   2001     TMC Executive Vice President
                                                   (Non-TMC Executive Duties)
                                                   Chairman of Toyota Motor Marketing Europe
                                                                   S.A./N.V.
                                                   Managing Director of Toyota Motor Finance
                                                                   (Netherlands) B.V.
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1963     Joined TMC
                                                   Sep.   1992     TMC Director
                                                   Jun.   1997     TMC Managing Director
7       Kosuke Shiramizu     TMC Executive         Jun.   1999     TMC Senior Managing Director
        (8/28/1940)          Vice President        Jun.   2001     TMC Executive Vice President                     10,000
                                                   (Non-TMC Executive Duties)
                                                   Chairman of Toyota Motor Technical Center (China) Co.,
                                                                   Ltd.
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1964     Joined TMC
                                                   Sep.   1992     TMC Director
                                                   Jun.   1997     TMC Managing Director
8       Katsuaki Watanabe    TMC Executive Vice    Jun.   1999     TMC Senior Managing Director                     12,171
        (2/13/1942)          President             Jun.   2001     TMC Executive Vice President
                                                   (Non-TMC Executive Duties)
                                                   Vice Chairman of Gamagori Marine Development Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1964     Joined Toyota Motor Sales Co., Ltd.
                                                   Sep.   1994     TMC Director
9       Kazushi Iwatsuki     TMC Executive         Jun.   1997     Retired from TMC Director                        12,110
        (6/26/1941)          Vice President        Jun.   1997     Osaka Toyopet Co., Ltd. President
                                                   Jun.   1999     Retired from Osaka Toyopet Co., Ltd.
                                                                   President
                                                   Jun.   1999     TMC Senior Managing Director
                                                   Jun.   2001     TMC Executive Vice President
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1965     Joined Ministry of International Trade
                                                                   and Industry
                                                   Jul.   1997     Ministry of International Trade and
                                                                   Industry Vice-Minister for International
                                                                   Affairs
10      Katsuhiro Nakagawa   TMC Executive         Jun.   1998     Retired from Ministry of International           10,000
        (3/11/1942)          Vice President                        Trade and Industry Vice-Minister for
                                                                   International Affairs
                                                   Jun.   2001     TMC Managing Director
                                                   Jun.   2002     TMC Senior Managing Director
                                                   Jun.   2003     TMC Executive Vice President

---------------------------------------------------------------------------------------------------------------------------
 no.         Name             Main occupation                 Brief career summary                          No. of TMC
         (birth date)                                                                                      shares owned
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1968     Joined TMC
                             Managing              Jun.   1995     TMC Director
                             Director              Jun.   1999     TMC Managing Director
11      Yasuhito Yamauchi    (Chief                Jun.   2001     TMC Senior Managing Director                     12,936
        (1/2/1942)           Production            (Non-TMC Executive Duties)
                             Engineering           Chairman of Siam Toyota Manufacturing
                             Officer / Chief                       Co., Ltd.
                             Manufacturing         President of TERRA Corporation
                             Officer)
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1965     Joined TMC
                             Managing              Jun.   1996     TMC Director
12      Takashi Kamio        Director              Jun.   1999     TMC Managing Director                            15,100
        (11/27/1942)         (Chief                Jun.   2001     TMC Senior Managing Director
                             Government &
                             Public Affairs
                             Officer)
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1967     Joined TMC
                             Managing              Jun.   1996     TMC Director
13      Hiroyuki Watanabe    Director              Jun.   1999     TMC Managing Director                             7,315
        (3/4/1943)           (Chief IT&ITS         Jun.   2001     TMC Senior Managing Director
                             Officer / Chief
                             Quality Control
                             Officer)
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1966     Joined Toyota Motor Sales Co., Ltd.
                             Managing              Jun.   1996     TMC Director
                             Director              Jun.   2001     TMC Managing Director
                             (Chief General        Jun.   2003     TMC Senior Managing Director
14      Akio Matsubara       Administration &                                                                       14,044
        (1/12/1942)          Human
                             Resources
                             Officer / Chief
                             Information
                             Systems Officer)
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1966     Joined TMC
                             Managing              Jun.   1996     TMC Director
15      Tokuichi Uranishi    Director              Jun.   2001     TMC Managing Director                            15,333
        (5/3/1942)           (Chief Europe &       Jun.   2003     TMC Senior Managing Director
                             Africa
                             Operations
                             Officer)
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1967     Joined TMC
                             Managing              Jun.   1996     TMC Director
                             Director              Jun.   2001     TMC Managing Director
16      Kazuo Okamoto        (Chief Design         Jun.   2003     TMC Senior Managing Director                     13,264
        (2/20/1944)          Officer / Chief       (Non-TMC Executive Duties)
                             Product               Vice President of Calty Design Research, Inc.
                             Development
                             Officer )
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1967     Joined Toyota Motor Sales Co., Ltd.
                             Managing              Jun.   1997     TMC Director
17      Kyoji Sasazu         Director              Jun.   2001     TMC Managing Director                            14,092
        (6/11/1944)          (Chief Domestic       Jun.   2003     TMC Senior Managing Director
                             Sales
                             Operations
                             Officer)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 no.         Name             Main occupation                 Brief career summary                          No. of TMC
         (birth date)                                                                                      shares owned
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1968     Joined TMC
                             Managing              Jun.   1997     TMC Director
                             Director              Jun.   2001     TMC Managing Director
18      Mitsuo Kinoshita     (Chief                Jun.   2003     TMC Senior Managing Director                     12,070
        (1/1/1946)           Production            (Non-TMC Executive Duties)
                             Control &             Vice Chairman of Toyota Motor Technical
                             Logistics                             Center (China) Co., Ltd.
                             Officer)
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1968     Joined Toyota Motor Sales Co., Ltd.
                             Managing              Jun.   1997     TMC Director
                             Director              Jun.   1999     Toyota Motor Sales, U.S.A., Inc.
                             (Chief The                            President
19      Yoshimi Inaba        Americas              Jun.   2003     Retired from Toyota Motor Sales,                 15,000
        (2/24/1946)          Operations                            U.S.A., Inc. President
                             Officer / Chief       Jun.   2003     TMC Senior Managing Director
                             Oceania, Middle       (Non-TMC Executive Duties)
                             East &                Vice President of Sociedad de Fabricacion de
                             Southwest Asia                        Automotores S.A.
                             Operations
                             Officer)
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1969     Joined TMC
                             Managing              Jun.   1998     TMC Director
                             Director              Jun.   2001     TMC Managing Director
20      Takeshi Uchiyamada   (Chief Vehicle        Jun.   2003     TMC Senior Managing Director                     12,464
        (8/17/1946)          Engineering           (Non-TMC Executive Duties)
                             Officer)              Chairman of Toyota Technical Center Asia Pacific Thailand
                                                                   Co. Ltd.
                                                   Vice Chairman of Toyota Motor Technical
                                                                   Center (China) Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------
                             TMC Senior            Apr.   1970     Joined TMC
                             Managing              Jun.   1999     TMC Director
                             Director              Jun.   2002     TMC Managing Director
                             (Chief Power          Jun.   2003     TMC Senior Managing Director
21      Masatami Takimoto    Train                                                                                  10,100
        (1/13/1946)          Development
                             Officer / Chief
                             Fuel Cell
                             System
                             Development
                             Officer)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 no.         Name             Main occupation                 Brief career summary                          No. of TMC
         (birth date)                                                                                      shares owned
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1984     Joined TMC
                                                   Jun.   2000     TMC Director
                                                   Jun.   2002     TMC Managing Director
                                                   Jun.   2003     TMC Senior Managing Director
                                                   (Non-TMC Executive Duties)
                                                   President of Digital Media Service Corporation
                             TMC Senior            Chairman of Toyota Motor Asia
                             Managing              Pacific Pte. Ltd.
22      Akio Toyoda          Director              Chairman of Toyota Motor (China) Ltd.                         2,529,891
        (5/3/1956)           (Asia & China         Chairman of Toyota Motor Vietnam Co., Ltd.
                             Operations Center     Chairman of Toyota Motor (China) Investment Co., Ltd.
                             General Manager)      Vice Chairman of Tianjin FAW Toyota Motor Co., Ltd.
                                                   Vice President of Sichuan Toyota Motor Co., Ltd.
                                                   Vice Chairman of FAW Toyota Motor Sales Co., Ltd.
                                                   Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
                                                   Chairman of Guangqi Toyota Engine Ltd.
                                                   Chairman of Digital Media Service (Thailand) Ltd.
                                                   Vice Chairman of Tianjin Toyota Motor Engine Co., Ltd.
                                                   Vice Chairman of FAW Toyota Changchun Engine Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------
                                                   Jul.   1952     Joined TMC
                                                   Jul.   1952     TMC Director
                                                   Jan.   1961     TMC Managing Director
                                                   Oct.   1967     TMC Senior Managing Director
                                                   Dec.   1972     TMC Executive Vice President
                                                   Jun.   1981     TMC Director
23      Shoichiro            TMC Honorary          Jun.   1981     Toyota Motor Sales Co., Ltd. President
        Toyoda               Chairman and          Jul.   1982     TMC President                                13,136,193
        (2/27/1925)          Director              Sep.   1992     TMC Chairman
                                                   Jun.   1999     TMC Honorary Chairman and Director
                                                   (Non-TMC Executive Duties)
                                                   Director of Toyota Central Research & Development
                                                                   Laboratories, Inc.
                                                   Director of Genesis Research Institute, Inc.
                                                   Chairman of Towa Real Estate Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------
24      Tetsuo Hattori       TMC Managing          Apr.   1971     Joined TMC
        (12/2/1946)          Officer               Jun.   1999     TMC Director                                      5,526
                                                   Jun.   2003     TMC Managing Officer
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1970     Joined Toyota Motor Sales Co., Ltd.
                                                   Jun.   2000     TMC Director
                             TMC Managing          Jun.   2003     TMC Managing Officer
25      Yukitoshi Funo       Officer               Jun.   2003     Toyota Motor Sales, U.S.A., Inc. President
        (2/1/1947)           (Toyota Motor         (Non-TMC Executive Duties)                                        5,248
                             Sales, U.S.A.,        President of Toyota Motor Sales, U.S.A., Inc.
                             Inc. President)       President of Toyota Logistics Services, Inc.
                                                   Chairman of Quality Port Processors, Inc.
                                                   Vice President of Calty Design Research, Inc.
                                                   President of TMS Mexico Investment, Inc.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 no.         Name             Main occupation                 Brief career summary                          No. of TMC
         (birth date)                                                                                      shares owned
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1970     Joined Toyota Motor Sales Co., Ltd.
26      Takeshi Suzuki       TMC Managing          Jun.   2000     TMC Director
        (11/18/1947)         Officer               Jun.   2003     TMC Managing Officer                              7,076
                                                   (Non-TMC Executive Duties)
                                                   Managing Director of Toyota Motor Finance (Netherlands)
                                                                   B.V.
---------------------------------------------------------------------------------------------------------------------------
                                                   Apr.   1971     Joined TMC
                                                   Jun.   2000     TMC Director
                             TMC Managing          Jun.   2003     TMC Managing Officer
                             Officer               Jun.   2003     Toyota Motor Manufacturing North
27      Atsushi Niimi        (Toyota Motor                         America, Inc. President                           7,038
        (7/30/1947)          Manufacturing         (Non-TMC Executive Duties)
                             North America,        President of Toyota Motor Manufacturing North
                             Inc. President)                       America, Inc.
                                                   Chairman of Toyota Motor  Manufacturing
                                                                   Canada Inc.
                                                   President of TABC Inc.
                                                   Vice President of TSSC, Inc.
---------------------------------------------------------------------------------------------------------------------------

Note: There are no special interests between each nominee and the company.

Proposed Resolution 4: Issue of Stock Acquisition Rights without Consideration to Directors, Managing Officers and Employees, etc., of Toyota Motor Corporation and its Affiliates

Pursuant to Article 280-20 and Article 280-21 of the Commercial Code, we ask for authorization to issue Stock Acquisition Rights (as defined below) without consideration, for the purpose of granting stock options, to directors, managing officers and employees, etc., of TMC and its affiliates in accordance with the following terms and conditions.

1.   Reason for Issue of Stock Acquisition Rights without Consideration

     TMC will issue rights ("Stock Acquisition Rights") to subscribe for or purchase shares of TMC to Directors, Managing Officers and employees, etc., of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthen TMC's international competitiveness.

2.   Summary of Terms of Issue of Stock Acquisition Rights

   (1)   Grantees of the Stock Acquisition Rights

         Directors, Managing Officers and employees, etc., of TMC and its affiliates.

   (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

         Up to 2,300,000 shares of common stock of TMC.

         Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

   (3)   Total Number of Stock Acquisition Rights to be Issued

         Up to 23,000

         The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right shall be 100; provided, however, that if TMC splits or consolidates its shares, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.

         Number of shares after   =   Number of shares    x     Ratio of split
               adjustment             before adjustment       (or consolidation)

         The adjustment above shall be made only to those rights remaining unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

   (4)   Issue Price of Stock Acquisition Rights

         No consideration shall be paid at the time of issuance of the Stock Acquisition Rights.

   (5)   Amount to be Paid upon Exercise of Stock Acquisition Rights

         The amount to be paid per share issued or transferred upon exercise of each Stock Acquisition Right (the "Exercise Price") shall be as follows.

         The amount obtained by multiplying the closing price of the TMC's common stock in regular trading on the Tokyo Stock Exchange on the issue date of the Stock Acquisition

         Rights (if there is no transaction made on that day, then the closing price of the latest date prior to the issue date of the Stock Acquisition Rights on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. In addition, the Exercise Price shall be adjusted as follows:


         (i) If TMC splits or consolidates its shares after the issue date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one
              (1) yen arising therefrom shall be rounded up to the nearest one
              (1) yen.

             Exercise Price          Exercise Price                    1
            after adjustment    =   before adjustment    x    ------------------
                                                                Ratio of split
                                                              (or consolidation)

         (ii) If new shares are issued or treasury stock is sold at a price below the market price after the issue date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. However, no adjustment shall be made in case of the exercise of Stock Acquisition Rights, transfer of treasury stock in accordance with a resolution of past Ordinary General Shareholders' Meetings pursuant to Paragraph 2, Article 210-2 of the former Commercial Code or exercise of the outstanding rights to subscribe for new shares.

                                                                                                    Amount to be
   Exercise Price          Exercise Price             Number of            Number of shares             paid
  after adjustment   =   before adjustment   X    outstanding shares   +     newly issued      X     per share
                                                                         ----------------------------------------
                                                                                      Market price
                                                 ----------------------------------------------------------------
                                                      Number of            +    Number of shares newly issued
                                                  outstanding shares


              "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

        (iii) In the case of a merger with any other company, corporate split or capital reduction of TMC, or in any other case similar thereto where an adjustment of the Exercise Price shall be required, in each case after the issue date of the Stock Acquisition Rights, the adjustment shall be made appropriately to the extent reasonable.

   (6)   Exercise Period of the Stock Acquisition Rights

         From August 1, 2006 to July 31, 2010

   (7)   Conditions of Exercise of Stock Acquisition Rights

         (i) Each Stock Acquisition Right may not be partially exercised.

         (ii) The grantees of the Stock Acquisition Rights must, at the time of exercise of such rights, be a Director, Managing Officer or an employee, etc., of TMC or its affiliate to which he/she belongs at the time such right is granted, unless he/she voluntarily retires, retires due to attaining retirement age or change in employment, during the exercise period provided in (6) above.

         (iii) Stock Acquisition Rights may not be inherited.

         (iv) Other exercise conditions shall be provided for by the resolution of this Ordinary General Shareholders' Meeting and the resolution of a meeting of the Board of Directors.

   (8)   Events and Conditions of Cancellation of Stock Acquisition Rights

         (i) Stock Acquisition Rights may be cancelled without consideration upon approval by a General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

         (ii) TMC may cancel the Stock Acquisition Rights without consideration if a grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (7) above.

   (9)   Restriction on Transfer of Stock Acquisition Rights

         Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.

Proposed Resolution 5: Repurchase of shares

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, we ask for authorization to repurchase shares of TMC common stock, up to 65 million shares and to a maximum value of 250 billion yen, based on provisions of Article 210 of the Commercial Code, with the acquisition to occur between the conclusion of this Ordinary General Shareholders' Meeting and the conclusion of the next Ordinary General Shareholders' Meeting.


Proposed Resolution 6: Award of Bonus Payments to Mr. Iwao Isomura (deceased),
                       Former Representative Director and Vice Chairman, and to Retiring Directors

In order to compensate the dedicated efforts of Senior Managing Director Zenji Yasuda, Senior Managing Director Teruyuki Minoura, and Director Shuhei Toyoda, who will be retiring upon the expiration of their term of office at the conclusion of this Ordinary General Shareholders' Meeting, and to make a condolence payment to the estate of Vice Chairman Iwao Isomura, who passed away on January 20, 2004, bonuses and a condolence payment in appropriate amounts will be provided in accordance with TMC's standards. The actual amounts and the timing and method of payment, etc. will be determined by the Board of Directors.

The following is the brief career summary of the Directors.

--------------------------------------------------------------------------------
          Name                             Brief career summary
--------------------------------------------------------------------------------
Iwao Isomura                    Sep.   1984     TMC Director
                                Sep.   1988     TMC Managing Director
                                Sep.   1990     TMC Senior Managing Director
                                Sep.   1992     TMC Executive Vice President
                                Jun.   1996     TMC Vice Chairman
                                Jan.   2004     Passed away
--------------------------------------------------------------------------------
Zenji Yasuda                    Jun.   1996     TMC Director
                                Jun.   1999     TMC Managing Director
                                Jun.   2001     TMC Senior Managing Director
--------------------------------------------------------------------------------
Teruyuki Minoura                Jun.   1998     TMC Director
                                Jun.   2002     TMC Managing Director
                                Jun.   2003     TMC Senior Managing Director
--------------------------------------------------------------------------------
Shuhei Toyoda                   Jun.   1998     TMC Director
                                Jun.   2001     TMC Managing Director
                                Sep.   2001     TMC Director
--------------------------------------------------------------------------------

[Resolutions 7 to 9 Proposed by Shareholders]
Proposed resolutions 7 through 9 are shareholder proposals. The number of votes held by the proposing shareholders (21 persons) is 849.


Proposed Resolution 7: Proposed Appropriation of Retained Earnings

(Summary of Proposal)
1. Content of Proposal
The proposed resolution concerns appropriation of retained earnings through the payment of a year-end dividend of 40 yen per share for the year ended March 2004. As an interim dividend of 20 yen per share was paid in September 2003, the total dividend for the year would be 60 yen per share.

2. Reasons for the Proposal
Under the principles of management that emphasizes shareholders' interests, when the company realizes substantial profits, it must pay to its shareholders' appropriate dividends. The payment of low dividends may be considered as ignoring stockholder interests. Management that emphasizes shareholders' interests is essential from the perspective of corporate governance. The dividend payout ratio is proposed based on these principles.

Over the past seven years, TMC's dividends per share have been 22 yen to 36 yen on an annual basis, and the dividend payout ratio has been in the 20.2% to 32.5% range. The dividend payout ratio for the term ended March 2003 was 20.2%. For more than 20 years, the dividend payout ratio of publicly traded companies in Japan (excluding companies in the financial and insurance sectors) has been more than 30%. Considering TMC's business results and financial position, it would not be a hardship for TMC to pay dividends of at least 30% of the publicly announced forecasted unconsolidated profits. For these reasons, the shareholders ask that the company pay an annual dividend this fiscal year of 60 yen per share (including a year-end dividend of 40 yen per share).


The opinion of the Board of Directors concerning the proposed shareholder resolution

The Board of Directors is opposed to this resolution.
A dividend shall be declared and paid as described on page 28 based on the principle of a stable and continuing dividend and taking into consideration the company's financial results and dividend payouts, etc.

Proposed Resolution 8: Amendment of the Articles of Incorporation (Part 1)

(Summary of Proposal)
1.   Content of Proposal
(1) Compensation and bonuses paid to each Director and Corporate Auditor for each fiscal year shall be disclosed in the documentation included in the notice of convocation of the general shareholders' meeting for the fiscal year in question.

(2) When proposals for retirement bonuses to be paid to Directors and Corporate Auditors are presented at a general shareholders' meeting, the amount to be paid to each Director and Corporate Auditor shall be disclosed.

The above language shall be added to the Articles of Incorporation.

2. Reasons for the Proposal
The Commercial Code provides that as a general principle, compensation and retirement bonuses paid to executives are to be determined at a general shareholders' meeting (excluding companies with a special committee for that purpose). In the case of TMC, however, compensation and retirement bonuses paid to executives are determined by the Board of Directors, etc. and the amount paid to each individual is not disclosed to shareholders. Just as it would be improper for the compensation of members of the Diet to be determined without the knowledge of voters and/or withheld from voters, it is improper for compensation and retirement bonuses paid to executives who are entrusted with the management of the company by the shareholders to be determined without the knowledge of the shareholders.

TMC engages in global business activities and is one of the leading Japanese companies on the global scene. Disclosing compensation and retirement bonuses paid to executives ahead of other Japanese companies would enhance its international standing as a company with transparent management and a company that is serious about information disclosures. Responding to shareholder interests would also raise its corporate value.


The opinion of the Board of Directors concerning the proposed shareholder resolution

The Board of Directors is opposed to this resolution.
With respect to compensation paid to Directors and Corporate Auditors, the general framework of monthly amounts paid is proposed and approved at the general shareholders' meeting. The amount of bonuses is disclosed in the proposal concerning the appropriation of retained earnings and also approved at the general shareholders' meeting.

With respect to retirement bonuses, such bonuses are paid in accordance with the company's regulations on retirement bonuses and a proposal to give authorization to determine the specific amounts, timing of the payments, method of payment, etc., to the Board of Directors in the case of retiring Directors and to the Board of Corporate Auditors in the case of retiring Corporate Auditors, has been made and approved at the general shareholders' meeting.

In addition, each of the total amounts of compensation, bonuses, and retirement bonuses paid to Directors and Corporate Auditors are disclosed in the Business Review in accordance with the laws and regulations.

In light of applicable laws and regulations, and taking into consideration business practices in Japan, we believe that this method of disclosure is legal and appropriate and that it is not necessary to add the language of this proposal to the Articles of Incorporation.

Proposed Resolution 9: Amendment of the Articles of Incorporation (Part 2)

(Summary of Proposal)
1. Content of Proposal
"The Company shall not make any donations whatsoever to political parties or political fund-raising organizations relating to political activities."

The above language shall be added to the Articles of Incorporation.

2. Reasons for the Proposal
The company and its group member companies donate at least 134.38 million yen (in year 2002) annually to the People's Political Association, a fund-raising organization for the Liberal Democratic Party. This type of large political contribution leads to collusive relations between companies and politics not condoned by shareholders and consumers.

The above amount corresponds to 60 yen per vehicle of the 2.21 million vehicles that the Toyota Group sells in Japan annually. From the perspective of users of Toyota vehicles, political contributions are not based on their own will and political beliefs, and the inclusion of political contributions to one specific political party to a part of the vehicle purchase price cannot be consented to.

TMC Chairman and Nippon Keidanren Chairman Hiroshi Okuda called on member companies to resume political contributions, which had been terminated 10 years earlier. Under these circumstances, for TMC to take the initiative in ceasing such payments and allocating an equal sum to social contribution activities that are supported by shareholders and users will serve to maintain sound and proper relations with political organizations and government and will enhance TMC's social worth.


The opinion of the Board of Directors concerning the proposed shareholder resolution

The Board of Directors is opposed to this resolution.
TMC conducts political donations to carry out its social responsibilities towards achieving its policies through political means and the development of a sound parliamentary democracy in compliance with all applicable laws.

Therefore the Board believes that it would be inappropriate to add this type of language to the Articles of Incorporation.